# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ionic Digital Inc., CIK 0002007691
CUSIP: 462210105
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 650 Massachusetts Avenue NW, 6th Floor, Washington, District Of Columbia (DC), 20001
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-26-003241
Filed by CIK 0001582090

## Reporting persons
- Sachem Head Capital Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,500,125; sole dispositive power 0; shared dispositive power 4,500,125; aggregate amount beneficially owned 4,500,125 (9.99% of the class)
  Comment: The number of shares reported consists of 4,450,000 shares of Class A Common Stock held directly by the Sachem Head Funds (defined below), 2,264,150 of which were issued upon the automatic conversion of the Issuer's Series A Convertible Preferred Stock in connection with the Issuer's direct listing and the remainder of which were acquired in open market transactions, and 50,125 shares of Class A Common Stock issuable upon exercise of the Warrants. Pursuant to Section 2.3 of each Warrant, a holder of a Warrant is prohibited from exercising such Warrant to the extent such exercise would result in such holder beneficially owning, together with its Affiliates and any "group" members for purposes of Section 13(d) of the Exchange Act, in excess of 9.99% of the outstanding Class A Common Stock (the "Ownership Limitation"). The number of shares reported excludes 855,533 shares of Class A Common Stock issuable upon exercise of the Warrants by reason of the Ownership Limitation. Each of the Sachem Head Funds has delivered a written Lock-Down Election (as defined in Section 2.3 of each Warrant) to the Issuer, irrevocably electing that the Ownership Limitation applicable to its Warrants shall not be subject to increase or waiver for so long as such Sachem Head Fund or any of its Affiliates holds such Warrants.
- Uncas GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,500,125; sole dispositive power 0; shared dispositive power 4,500,125; aggregate amount beneficially owned 4,500,125 (9.99% of the class)
  Comment: The number of shares reported consists of 4,450,000 shares of Class A Common Stock held directly by the Sachem Head Funds (defined below), 2,264,150 of which were issued upon the automatic conversion of the Issuer's Series A Convertible Preferred Stock in connection with the Issuer's direct listing and the remainder of which were acquired in open market transactions, and 50,125 shares of Class A Common Stock issuable upon exercise of the Warrants. Pursuant to Section 2.3 of each Warrant, a holder of a Warrant is prohibited from exercising such Warrant to the extent such exercise would result in such holder beneficially owning, together with its Affiliates and any "group" members for purposes of Section 13(d) of the Exchange Act, in excess of the Ownership Limitation. The number of shares reported excludes 855,533 shares of Class A Common Stock issuable upon exercise of the Warrants by reason of the Ownership Limitation. Each of the Sachem Head Funds has delivered a written Lock-Down Election (as defined in Section 2.3 of each Warrant) to the Issuer, irrevocably electing that the Ownership Limitation applicable to its Warrants shall not be subject to increase or waiver for so long as such Sachem Head Fund or any of its Affiliates holds such Warrants.
- Sachem Head GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,180,125; sole dispositive power 0; shared dispositive power 3,180,125; aggregate amount beneficially owned 3,180,125 (7.1% of the class)
  Comment: The number of shares reported consists of 3,130,000 shares of Class A Common Stock held directly by SH (as defined below) and SHM (as defined below), 1,595,300 of which were issued upon the automatic conversion of the Issuer's Series A Convertible Preferred Stock in connection with the Issuer's direct listing and the remainder of which were acquired in open market transactions, and up to 50,125 shares of Class A Common Stock issuable upon exercise of the Warrants. Pursuant to Section 2.3 of each Warrant, a holder of a Warrant is prohibited from exercising such Warrant to the extent such exercise would result in such holder beneficially owning, together with its Affiliates and any "group" members for purposes of Section 13(d) of the Exchange Act, in excess of the Ownership Limitation. The Ownership Limitation is applied on an aggregate basis to SH, SHM and Stony Creek (as defined below), and the number of shares reported assumes that all 50,125 shares of Class A Common Stock issuable within the Ownership Limitation are issued upon exercise of Warrants held by SH and SHM. The number of shares reported excludes 587,975 shares of Class A Common Stock issuable upon exercise of the Warrants held by SH and SHM by reason of the Ownership Limitation. Each of the Sachem Head Funds (as defined below) has delivered a written Lock-Down Election (as defined in Section 2.3 of each Warrant) to the Issuer, irrevocably electing that the Ownership Limitation applicable to its Warrants shall not be subject to increase or waiver for so long as such Sachem Head Fund or any of its Affiliates holds such Warrants.
- Scott D. Ferguson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,500,125; sole dispositive power 0; shared dispositive power 4,500,125; aggregate amount beneficially owned 4,500,125 (9.99% of the class)
  Comment: The number of shares reported consists of 4,450,000 shares of Class A Common Stock held directly by the Sachem Head Funds (defined below), 2,264,150 of which were issued upon the automatic conversion of the Issuer's Series A Convertible Preferred Stock in connection with the Issuer's direct listing and the remainder of which were acquired in open market transactions, and 50,125 shares of Class A Common Stock issuable upon exercise of the Warrants. Pursuant to Section 2.3 of each Warrant, a holder of a Warrant is prohibited from exercising such Warrant to the extent such exercise would result in such holder beneficially owning, together with its Affiliates and any "group" members for purposes of Section 13(d) of the Exchange Act, in excess of the Ownership Limitation. The number of shares reported excludes 855,533 shares of Class A Common Stock issuable upon exercise of the Warrants by reason of the Ownership Limitation. Each of the Sachem Head Funds has delivered a written Lock-Down Election (as defined in Section 2.3 of each Warrant) to the Issuer, irrevocably electing that the Ownership Limitation applicable to its Warrants shall not be subject to increase or waiver for so long as such Sachem Head Fund or any of its Affiliates holds such Warrants.

## Item 1. Issuer
Name of issuer: Ionic Digital Inc.
Address of issuer's principal executive offices: 650 Massachusetts Avenue NW, 6th Floor, Washington, District of Columbia 20001

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Sachem Head Capital Management LP, a Delaware limited partnership ("Sachem Head");

(ii) Uncas GP LLC, a Delaware limited liability company ("SH Management");

(iii) Sachem Head GP LLC, a Delaware limited liability company ("Sachem Head GP"); and

(iv) Scott D. Ferguson, a citizen of the United States of America ("Mr. Ferguson").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Sachem Head serves as investment advisor to certain affiliated funds, including Sachem Head LP, a Delaware limited partnership ("SH"), Sachem Head Master LP, an exempted limited partnership organized under the laws of the Cayman Islands ("SHM"), and SH Stony Creek Master Ltd., an exempted company incorporated under the laws of the Cayman Islands ("Stony Creek" and, together with SH and SHM, the "Sachem Head Funds"), and as such may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the shares of Class A common stock, par value $0.00001 per share, of the Issuer (the "Class A Common Stock") held by SH, SHM and Stony Creek.

SH Management serves as the sole general partner of Sachem Head, and as such may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the shares of Class A Common Stock reported herein. Sachem Head GP serves as the general partner of certain affiliated funds, including SH and SHM, and as such may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the shares of Class A Common Stock held by SH and SHM. Mr. Ferguson serves as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, and as such may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the shares of Class A Common Stock reported herein.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 250 West 55th Street, 34th Floor, New York, New York 10019.
Citizenship: Sachem Head is a Delaware limited partnership. Each of SH Management and Sachem Head GP is a Delaware limited liability company. Mr. Ferguson is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

As of September 30, 2026, the Sachem Head Funds held an aggregate of 4,450,000 shares of Class A Common Stock, 2,264,150 of which were issued upon the automatic conversion of the Issuer's Series A Convertible Preferred Stock in connection with the Issuer's direct listing and the remainder of which were acquired in open market transactions, and warrants to purchase an aggregate of 905,658 shares of Class A Common Stock (the "Warrants"). Pursuant to Section 2.3 of each Warrant, a holder of a Warrant is prohibited from exercising such Warrant to the extent such exercise would result in such holder (together with its Affiliates and any other persons acting as a group together with such holder or any of its Affiliates) beneficially owning in excess of 9.99% of the outstanding Class A Common Stock (the "Ownership Limitation"). Each of the Sachem Head Funds has delivered to the Issuer a written Lock-Down Election (as defined in Section 2.3 of each Warrant), irrevocably electing that the Ownership Limitation applicable to its Warrants shall not be subject to increase or waiver for so long as such Sachem Head Fund or any of its Affiliates holds such Warrants. As a result of the Ownership Limitation, the number of shares reported herein for each Reporting Person includes only 50,125 of the shares of Class A Common Stock issuable upon exercise of the Warrants and excludes the remaining 855,533 shares of Class A Common Stock issuable upon exercise of the Warrants (or, in the case of Sachem Head GP, the remaining 587,975 shares of Class A Common Stock issuable upon exercise of the Warrants held by SH and SHM). Because the Ownership Limitation is applied on an aggregate basis to the Sachem Head Funds, the number of shares reported for Sachem Head GP assumes that all such 50,125 shares are issued upon exercise of Warrants held by SH and SHM.

The percentages used herein are calculated based upon (i) 44,996,175 shares of Class A Common Stock outstanding as of August 25, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, plus (ii) the 50,125 shares of Class A Common Stock issuable upon exercise of the Warrants that are included in the number of shares reported herein for each Reporting Person, in accordance with Rule 13d-3(d)(1)(i).
Percent of class: See response to Item 11 on the cover page for each Reporting Person.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sachem Head Capital Management LP: /s/ Scott D. Ferguson, By Uncas GP LLC, its General Partner, Scott D. Ferguson, Managing Member (10/09/2026)
- Uncas GP LLC: /s/ Scott D. Ferguson, Scott D. Ferguson, Managing Member (10/09/2026)
- Sachem Head GP LLC: /s/ Scott D. Ferguson, Scott D. Ferguson, Managing Member (10/09/2026)
- Scott D. Ferguson: /s/ Scott D. Ferguson, Scott D. Ferguson (10/09/2026)